

10032557

NOV 29 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28600

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2009 (MM/DD/YY) AND ENDING 9/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Searle & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Greenwich Avenue
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Searle (203) 869-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert S. Searle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Searle & Co., as of September 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires March 3, 2014

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
NOV 29 2010
WASH. D.C.
189
SECTION

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110



Report of Independent Accountants

At your request, we have applied agreed-upon procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and amounts due of Searle & Co. (the "Company") for the year ended September 30, 2010.

This agreed-upon procedures engagement was performed in accordance with attestation standards established by the American Institute of Certified Public Accountants. We have performed the procedures enumerated below, which were agreed to by the Company and are in accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission (the "specified parties"). An evaluation of the sufficiency of these procedures for the purposes of a given Specified Party is solely the responsibility of that Specified Party. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Procedures Performed:

1. Compared listed assessment payments with respective cash disbursement records entries.

2. Compared amounts reflected in the audited Form X-17A-5 for the period October 1, 2009 to September 30, 2010 with amounts reported in the Annual General Assessment Reconciliation (Form SIPC-7T).

3. Compare adjustments, if any, reported in Form SIPC-7T with supporting schedules and working papers supporting such adjustments.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the schedules and working papers supporting adjustments, if any.

5. Compared the amount of any payments applied with the Form SIPC-7T on which it was computed.

No exceptions were found as a result of the procedures.

We were not engaged to, and did not, conduct an audit, the objective of which would be the expression of an opinion on the schedule referred to above. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties, and is not intended to be and should not be used by anyone other than the Specified Parties.

Pustorino, Puglisi + Co., LLP

Pustorino, Puglisi & Co., LLP
New York, New York
November 23, 2010

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

028600 FINRA SEP
SEARLE & CO
333 GREENWICH AVE
GREENWICH CT 06830-8505

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 12037.87

B. Less payment made with SIPC-6 filed (exclude interest) (7204.85)

____
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 4833.02

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 4833.02

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4833.02

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SEARLE + CO
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of OCT, 2010.

[signature]
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __________, 20__
and ending __________, 20__
Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,936,302
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	91,316
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	29,839
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______________________	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $__________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $__________	
Enter the greater of line (i) or (ii)	
Total deductions	121,155
2d. SIPC Net Operating Revenues	$ 4,815,147
2e. General Assessment @ .0025	$ 12037.87

(to page 1, line 2.A.)

SEARLE & CO.
STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT
SEPTEMBER 30, 2010

SEARLE & CO.

TABLE OF CONTENTS


SEC Mail Processing
RECEIVED
NOV 2 9 2010
Wash., D.C.
189
Section

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110



INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Searle & Co.
Greenwich, CT

We have audited the statement of financial condition of Searle & Co. (the "Company") as of September 30, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Searle & Co. as of September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co., LLP

Pustorino, Puglisi & Co., LLP
New York, NY
November 23, 2010

SEARLE & CO.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2010

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 247,597
Marketable securities at fair value	372,484
Receivable from clearing brokers	574,154
Accounts receivable	29,829
Other assets	695
Total current assets	1,224,759
PROPERTY AND EQUIPMENT - net	17,999
TOTAL ASSETS	$ 1,242,758

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 174,164
Deferred revenue	113,462
Total liabilities	287,626
STOCKHOLDER'S EQUITY	
Common stock, $1 par value, 2,700 shares authorized and issued, 900 shares outstanding	2,700
Additional paid in capital	45,526
Treasury stock, 1,800 shares at cost	(73,333)
Retained earnings	980,239
Total stockholder's equity	955,132
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,242,758

See accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF OPERATIONS

Searle & Co. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities dealers, Inc. The Company operates two lines of business from separate locations. It provides brokerage services from its Connecticut office to customers who are predominately small and middle-market businesses and upper and middle-income individuals. Its suburban Philadelphia office provides investment and reporting services for Federal Housing Administration assisted properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Securities Transactions

Securities transactions are recorded on a trade-date basis. Marketable securities are valued at fair value. The resulting difference between cost and fair value is recorded as unrealized gain or loss in the case of firm investment securities and principal transaction income or loss in the case of firm trading securities. The Company uses the specific identification method for determining the cost basis in computing realized gains and losses on firm investment securities.

The Company utilizes fair value measurements to determine the value of its investments. Various inputs used under this method are summarized in the three broad levels listed below:

- Level 1 – quoted prices in active markets for identical securities.
- Level 2 –other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment terms, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The Company values its investment in corporate stocks using Level 1 criteria and its investments in Obligations of U.S. Government and Corporate bonds, debentures and notes using level 2 criteria

Revenue Recognition

Commission income and expenses on customers' securities transactions are recorded on a trade-date basis. All such transactions are cleared through another broker-dealer on a fully disclosed basis.

Placement fee income is recorded when earned in accordance with the terms of the placement transaction. Placement fee expense is recorded concurrently with the placement fee income.

Escrow fee income and related expenses are recorded when services rendered giving rise to such income have been completed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)
Certain revenues received from clearing broker related to the transition from another clearing relationship are being recognized over the expected life of the new contract.

Property and Equipment
Property and equipment is stated at cost, less accumulated depreciation and amortization. The Company calculates depreciation using the straight-line method over the estimated useful life and amortization of leasehold improvements over the lease term.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all cash held at banks and short-term liquid investments, with original maturities of less than three months, to be cash and cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3. MARKETABLE SECURITIES

Marketable securities consist of investment securities at fair value as follows:

Corporate stocks	Level 1	$ 305,087
Obligations of U.S. Government	Level 2	1,065
Corporate bonds, debentures and notes	Level 2	66,332
Total		$ 372,484

4. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at cost, less accumulated depreciation:

Computer equipment	$ 194,250
Office equipment	49,246
Leasehold improvements	23,505
Computer software	121,353
	388,354
Less: accumulated depreciation and amortization	370,355
Net book value	$ 17,999

Depreciation and amortization expense for the year ended September 30, 2010 was $20,689.

5. EXEMPTION FROM RULE 15C3-3

The Company is exempt from the SEC Rule 15c3-3 under subparagraph (k)(2)(ii).

6. NET CAPITAL REQUIREMENTS

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital of $100,000 or, if larger, one fifteenth of aggregate indebtedness as well as a minimum ratio of aggregate indebtedness to net capital of 15 to 1, both as defined. At September 30, 2010, the Company's net capital exceeded such capital requirement by $751,544 and the ratio of aggregate indebtedness to net capital is .34 to 1.

7. INCOME TAXES

The income tax benefit consists of the following at September 30, 2010:

	Current
Federal income tax expense	$ 3,115
State and local tax expense	2,505
	$ 5,620

8. LEASE COMMITMENTS

The Company leases office space at its two locations. The Connecticut operating lease is expiring on July 31, 2011. The Company and landlord have the right to mutually extend the Connecticut office lease on an annual basis. The Company signed a new lease for office in Pennsylvania, which is currently occupied, for 3 years expiring April 31, 2013.

Future aggregate annual minimum rental payments expected under both leases as of September 30, 2010 are as follows:

2011	$ 61,940
2012	8,340
2013	4,865
Total	$ 75,145

Rent expense associated with both leases for the year ended September 30, 2010 was $66,300.

9. CONCENTRATIONS AND RISKS

The Company maintains all of its cash in major commercial banks, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short securities positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivables from the clearing broker are pursuant to the clearance agreement. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer and firm securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

10. CONTINGENCIES

Since May 2007, the Company has voluntarily cooperated by providing documents and information to the Office of the New York Attorney General in connection with that Office's investigation into the investments made by the New York State Common Retirement Fund for which one of the Company's former representatives served as a placement agent for certain of the investments purchased. While it is understood that the investigation is ongoing, the Company has not been advised that it is a subject of the investigation, nor is it believed that the investigation will have a material adverse impact on the Company.

The Company has also responded to requests for information and documents from certain regulatory entities. In the opinion of management, the disposition of all such matters should not have a material adverse effect on the Company.

11. SUBSEQUENT EVENTS

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through November 23, 2010.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022